Exhibit 99.3
Pengrowth Energy Trust
Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles
As at June 30, 2009 and for the six months ended June 30, 2009 and 2008 (unaudited)

The reconciliation of the interim consolidated financial statements to United States generally accepted accounting principles (U.S. GAAP) as at June 30, 2009 and for the six months ended June 30, 2009 and 2008, has been prepared following the same accounting policies and methods of computation as the reconciliation of the consolidated financial statements to U.S. GAAP for the year ended December 31, 2008. The disclosures provided below are incremental to those included with the annual consolidated financial statements and the reconciliation of those financial statements to U.S. GAAP. The reconciliation of the interim consolidated financial statements to U.S. GAAP should be read in conjunction with the consolidated financial statements and the reconciliation of the consolidated financial statements to U.S. GAAP for the year ended December 31, 2008.

The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) as they apply to Pengrowth, are as follows:

(a)	Pengrowth has recorded write-downs of capitalized costs under U.S. GAAP in prior years of $2,022.5 million (year ended December 31, 2008 — $2,022.5 million). In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves as required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the depletion charge for the six months ended June 30, 2009 by $100.2 million (six months ended June 30, 2008 — $16.4 million, year ended December 31, 2008 — $24.7 million).

(b)	Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating and de-designating a cash flow hedge at different dates under U.S. GAAP compared to Canadian GAAP.

(c)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of income tax reduction at the federal level for the six months ended June 30, 2009 is $21.4 million (six months ended June 30, 2008 — $122.5 million reduction and for the year ended December 31, 2008 — $319.5 million reduction). The portion of income tax reduction at the provincial level for the six months ended June 30, 2009 is $11.6 million (six months ended June 30, 2008 — $68.1 million and for the year ended December 31, 2008 — $173.8 million).

(d)	Under Financial Accounting Standards Board (FASB) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favorable impact on Pengrowth’s effective income tax rate in future periods.

(e)	Fair Value Measurements

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157 (“SFAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes and expands the disclosures about fair value measurements. In February 2008, FASB issued Staff Position No 157-2 (“FSP 157-2”) which allows for a one year deferral on the implementation of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis (less frequently than annually). Pengrowth adopted FAS 157 for financial assets on January 1, 2008 and adopted FAS 157 for non-financial assets on January 1, 2009.

The following tables provide fair value measurement information for financial assets and liabilities as of June 30, 2009 and December 31, 2008. The carrying value of cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, due to manager and distributions payable included in the consolidated balance sheet approximate fair value due to the short term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates. These assets and liabilities are not included in the following tables.

			Fair Value Measurements Using:
				Significant Other	Significant
			Quoted Prices in Active	Observable Inputs	Unobservable Inputs
As at June 30, 2009	Carrying Amount	Fair Value	Markets (Level 1)	(Level 2)	(Level 3)

Financial Assets
Remediation trust funds	$31,010	$30,806	$30,806	$—	$—
Fair value of risk management contracts	36,676	36,676	—	36,676
Other Assets
- Investment in public company	374	374	374	—	—

Financial Liabilities
U.S. dollar denominated debt	1,002,077	1,077,337	—	1,077,337	—
U.K. Pound Sterling denominated debt	95,219	102,452	—	102,452	—
Canadian dollar denominated debt	15,000	15,453	—	15,453	—
Convertible debentures	74,871	74,741	74,741	—	—
Fair value of risk management contracts	8,828	8,828	—	8,828	—

			Fair Value Measurements Using:
				Significant Other	Significant
			Quoted Prices in Active	Observable Inputs	Unobservable Inputs
As at December 31, 2008	Carrying Amount	Fair Value	Markets (Level 1)	(Level 2)	(Level 3)

Financial Assets
Remediation trust funds	$27,122	$26,948	$26,948	$—	$—
Fair value of risk management contracts	164,692	164,692	—	164,692
Other Assets
- Investment in public company	624	624	624	—	—

Financial Liabilities
U.S. dollar denominated debt	1,049,218	1,213,723	—	1,213,723	—
U.K. Pound Sterling denominated debt	88,285	95,495	—	95,495	—
Canadian dollar denominated debt	15,000	16,074	—	16,074	—
Convertible debentures	74,915	68,014	68,014	—	—
Fair value of risk management contracts	18,727	18,727	—	18,727	—

Level 1 Fair Value Measurements
Remediation trust funds — Investments in the Sable Offshore Energy Project remediation trust fund are recorded at fair value which is based on the market value of the underlying investments in the fund at the balance sheet date. The fair value of the Judy Creek remediation trust fund is based on the market value of the underlying investments in the fund at the balance sheet date.
Other Assets — Other assets also include an investment in a publicly traded company. The fair value of the publicly traded company investment has been determined using the closing trading price of the shares on the balance sheet date.
Convertible debentures — The fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date.
Level 2 Fair Value Measurements

Risk management contracts — The fair value of the risk management contracts are estimated based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Foreign currency and Canadian dollar denominated debt — The fair value of the foreign currency and Canadian dollar denominated term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

(f)	In March 2008, FASB issued SFAS No. 161, ‘Disclosures about Derivative Instruments and Hedging Activities’ (“SFAS 161”). SFAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. Effective January 1, 2009 Pengrowth adopted FAS 161.

As part of its risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principle of the U.K. Pounds Sterling denominated debt.

Pengrowth has not designated any outstanding risk management contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognizes changes in fair value on the statement of income (loss) as unrealized commodity risk management contracts. The effect on cash flows will be recognized separately only upon realization of the contracts, which cold vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. The use of commodity contracts involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The total of all risk management assets is $93.6 million. The total of all risk management liabilities is $65.7 million. Under Canadian and U.S. GAAP, the risk management assets and risk management liabilities are netted by individual counterparty, thus the maximum amount of potential loss due to credit risk is the carrying amount of the risk management assets recorded on the balance sheet. There are no contingent features of these contracts related to Pengrowth’s credit risk.

See Note 13 of the June 30, 2009 financial statements and Note 20 of the December 31, 2008 audited annual financial statements for additional details of the commodity risk management contracts and the foreign exchange risk management contracts.

(g)	In May 2009, FASB issued SFAS No. 165, ‘Subsequent Events’ (“SFAS 165”). FAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. Effective June 15, 2009, Pengrowth adopted FAS 165. Subsequent events have been evaluated through the date at which the financial statements are approved for distribution, August 6, 2009.

(h)	New Accounting Pronouncements

In June 2009, FASB issued SFAS No. 168, ‘The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles’ (“SFAS 168”). FAS 168 will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become non-authoritative. This Statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Pengrowth expects that the adoption of FAS 168 will have no impact on the financial position, results of operations or cash flows.

In December 2007, FASB revised SFAS No. 141, ‘Business Combinations’ (“SFAS 141R”). SFAS 141R requires an acquirer to be identified for all business combinations and applies the same method of accounting for business combinations — the acquisition method — to all transactions. In addition, transaction costs associated with acquisitions are required to be expensed. The revised statement is effective to business combinations in years beginning on or after December 31, 2008. The impact of SFAS 141R on the purchase price allocations completed after the effective date of SFAS 141R will be dependant on the specifics of future business combinations.

Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income
The application of U.S. GAAP would have the following effect on net (loss) income as reported:
Stated in thousands of Canadian Dollars, except per trust unit amounts (unaudited)

	Six months ended	Six months ended	Year ended
	June 30, 2009	June 30, 2008	December 31, 2008

Net (loss) income for the period, as reported	$(43,960)	$(175,233)	$395,850

Adjustments:
Depletion and depreciation (a)	100,169	16,395	24,735
Ceiling test write-down (a)		—	(1,529,935)
Amortization of discontinued hedge (b)	136	136	272
Non-cash interest on convertible debentures	20	20	40
Future tax adjustments	(27,088)	(4,634)	421,369

Net (loss) income — U. S. GAAP	$29,277	$(163,316)	$(687,669)

Other comprehensive (loss) income:
Amortization of discontinued hedge (b)	(136)	(136)	(272)

Comprehensive (loss) income — U. S. GAAP	$29,141	$(163,452)	$(687,941)

Net (Loss) Income per trust unit- U. S. GAAP — basic and diluted	$0.11	$(0.66)	$(2.75)

Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the Balance Sheets as reported (stated in thousands of Canadian dollars):

		Increase
As at June 30, 2009 (unaudited)	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$4,068,356	$(1,651,704)	$2,416,652
Future income taxes (d)	—	214,830	214,830

		$(1,436,874)

Liabilities
Convertible debentures	$74,871	$60	$74,931
Future income taxes (d)	268,198	(268,198)	—
Other long term liabilities (d)	—	19,707	19,707

Unitholders’ equity:
Accumulated other comprehensive income	$—	$1,766	$1,766
Trust unitholders’ equity	2,487,501	(1,190,209)	1,297,292

		$(1,436,874)

		Increase
As at December 31, 2008	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$4,251,381	$(1,751,873)	$2,499,508
Future income taxes (d)	—	183,366	183,366

		$(1,568,507)

Liabilities
Convertible debentures	$74,915	$80	$74,995
Future income taxes (d)	328,282	(328,282)	—
Other long term liabilities (d)	—	21,239	21,239

Unitholders’ equity:
Accumulated other comprehensive income	$—	$1,902	$1,902
Trust unitholders’ equity	2,663,805	(1,263,446)	1,400,359

		$(1,568,507)

Additional disclosures required under U.S. GAAP
The components of accounts receivable are as follows:

	As at	As at
	June 30, 2009	December 31, 2008

Trade	$147,518	$159,274
Prepaid	31,422	37,857

	$178,940	$197,131

The components of accounts payable and accrued liabilities are as follows:

	As at	As at
	June 30, 2009	December 31, 2008

Accounts payable	$43,093	$94,799
Accrued liabilities	126,337	166,029

	$169,430	$260,828